ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	June 30, 2010	March 31, 2010

Current assets:
Cash and cash equivalents	¥84,857	96,439
Short-term investments	15,760	10,498
Trade receivables, net	19,696	15,930
Inventories	19,525	16,590
Other current assets	3,949	4,292

Total current assets	143,787	143,749

Investment securities	7,599	8,077
Property, plant and equipment, net of accumulated depreciation of 40,248 million yen and 40,390 million yen, as of June 30, 2010 and March 31, 2010, respectively	32,005	32,881
Intangible assets, net of accumulated amortization of 2,387 million yen and 2,403 million yen, as of June 30, 2010 and March 31, 2010, respectively	1,440	1,445
Other assets	2,498	2,511

Total assets	¥187,329	188,663

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2010 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Liabilities and Stockholders’ Equity	June 30, 2010	March 31, 2010

Current liabilities:
Trade accounts payable	¥14,028	11,430
Accrued expenses	4,439	4,894
Accrued warranty expenses	2,660	2,802
Other current liabilities	2,387	2,793

Total current liabilities	23,514	21,919

Accrued pension and severance costs	13,778	13,765
Other liabilities	2,572	2,737

Total liabilities	39,864	38,421

Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	40,463	40,463
Retained earnings	181,501	181,606
Accumulated other comprehensive income (loss)	(17,530)	(14,859)
Treasury stock, 20,845,697 shares and 20,845,178 shares
as of June 30, 2010 and March 31, 2010, respectively	(89,332)	(89,331)

Total stockholders’ equity	147,465	150,242

Total liabilities and stockholders’ equity	¥187,329	188,663

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2010 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2009	June 30, 2010

Net sales	¥7,613	23,535
Cost of sales	3,361	11,941

Gross profit	4,252	11,594

Research and development expenses	4,411	4,941
Selling, general and administrative expenses	4,358	4,840

Operating income (loss)	(4,517)	1,813

Other income (expense):
Interest and dividend income	240	117
Interest expense	(1)	(1)
Other, net	545	(300)

Total other income (expense)	784	(184)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(3,733)	1,629

Income taxes	8	831

Equity in earnings (loss) of affiliated company	(46)	(10)

Net income (loss)	¥(3,787)	788

	Yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2010

Net income (loss) per share:
Basic	¥(21.19)	4.41
Diluted	(21.19)	4.41

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2010 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2009	June 30, 2010

Cash flows from operating activities:
Net income (loss)	¥(3,787)	788
Adjustments to reconcile net income (loss) to net cash provided by (used in)
operating activities:
Depreciation and amortization	940	999
Deferred income taxes	(270)	167
Stock option compensation expense	2	-
Changes in assets and liabilities:
Trade receivables	2,119	(4,491)
Inventories	(2,062)	(3,130)
Trade accounts payable	(142)	3,219
Other accounts payable	(5,580)	(121)
Accrued expenses	(1,710)	(376)
Accrued warranty expenses	(178)	(128)
Accrued pension and severance costs	242	111
Other	(795)	102

Net cash used in operating activities	(11,221)	(2,860)

Cash flows from investing activities:
(Increase) decrease in short-term investments	9,515	(5,448)
Proceeds from sale of property, plant and equipment	7	3
Purchases of property, plant and equipment	(472)	(435)
Purchases of intangible assets	(11)	(61)
Other	(77)	7

Net cash provided by (used in) investing activities	8,962	(5,934)

Cash flows from financing activities:
Dividends paid	(853)	(854)
Other	(2)	(1)

Net cash used in financing activities	(855)	(855)

Net effect of exchange rate changes on cash and cash equivalents	(119)	(1,933)

Net change in cash and cash equivalents	(3,233)	(11,582)

Cash and cash equivalents at beginning of period	105,455	96,439

Cash and cash equivalents at end of period	¥102,222	84,857

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2010 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1)  Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a)  Terminology, Form and Method of Preparation of the Consolidated Financial Statements

Advantest Corporation (the “Company”) and its consolidated subsidiaries (collectively “Advantest”) prepare the consolidated financial statements in accordance with generally accepted accounting principle in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.
Advantest prepared the interim consolidated financial statements that accompany these notes in conformity with U.S. GAAP, consistent in all material respects with those applied in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2010.
The interim financial statements are unaudited, but reflect all normal adjustments that are, in the opinion of management, necessary to provide a fair presentation of results for the interim periods presented.  This interim information should be read with the consolidated financial statements in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2010.

(b)  Preparation of the Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

The Company became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since the year ended March 31, 2002.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c)  Significant differences from the preparation of financial statements under Japanese GAAP

Of the accounting principles, procedures and method of presentation adopted by Advantest, the following is a brief summary description of the significant differences from the preparation of financial statements using the accounting principles, procedure and method of presentation under Japanese GAAP, as required under the Financial Instruments and Exchange Law of Japan:

(i) Allowance for compensated absences
An allowance is provided for the right of employees to receive compensated absences in the future.

(ii) Accrued pension and severance costs
The funded status, which is the difference between the fair value of plan assets and the projected benefit obligation, of pension plans is recognized in the consolidated balance sheets.

(iii) Goodwill
Goodwill is no longer amortized, but instead is tested for impairment at least annually.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(2) Description of Business and Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

Description of the business by segment is as follows:

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry.  Product lines provided in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC (“System-on-a-Chip”) semiconductors for non memory semiconductor devices.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

(b)	Accounting Changes and Accounting Standards Not Yet Adopted

In October 2009, the FASB amended the accounting guidance for revenue recognition under multiple-deliverable arrangements.  The guidance modifies the criteria for separating deliverables and allocating consideration in multiple-deliverable arrangements.  The allocation of revenue is based on estimated selling price if neither vendor-specific objective evidence nor third-party evidence of selling price is available.  The guidance is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted.  The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2011.  Advantest is currently evaluating the timing and the effect that this adoption will have on its consolidated results of operations and financial condition.

In October 2009, the FASB amended accounting guidance for software revenue recognition.  This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements.  It provides guidance on how to determine which software, if any, relating to the tangible product would be excluded from the scope of the software revenue guidance.  The guidance is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted.  The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2011.  Advantest is currently evaluating the timing and the effect that this adoption will have on its consolidated results of operations and financial condition.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(c)	Reclassification

Certain reclassifications have been made to the prior year’s consolidated financial statement to conform with the presentation used for the first quarter ended June 30, 2010.

(3) Inventories

Inventories at June 30, 2010 and March 31, 2010 are composed of the following:

	Yen (Millions)
	June 30, 2010	March 31, 2010

Finished goods	¥6,099	5,965
Work in process	10,193	7,482
Raw materials and supplies	3,233	3,143

	¥19,525	16,590

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(4) Investment Securities

Debt and marketable equity securities are classified as available-for-sale securities.  The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at June 30, 2010 and March 31, 2010 were as follows:

	Yen (Millions)
Noncurrent:	June 30, 2010
Available-for-sale:	Equity securities	Debt securities	Total
Acquisition cost	¥2,827	358	3,185
Gross unrealized gains	1,355	－	1,355
Gross unrealized losses	368	－	368
Fair value	¥3,814	358	4,172

	Yen (Millions)
Noncurrent:	March 31, 2010
Available-for-sale:	Equity securities	Debt securities	Total
Acquisition cost	¥2,833	411	3,244
Gross unrealized gains	1,468	－	1,468
Gross unrealized losses	69	－	69
Fair value	¥4,232	411	4,643

Equity securities consist primarily of stocks issues by Japanese listed companies.  Debt securities are redeemable at the option of Advantest, and have no contractual maturity.

No gross gains and losses were realized on the sale of available-for-sale securities for the three months ended June 30, 2009 and 2010.

Net realized gains and losses of the sale of available-for-sale securities are based on the averaged cost method and are included in “other income (expense)” in the consolidated statements of operations, and “other” in net cash provided by (used in) operating activities in the consolidated statements of cash flows.

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2010 and March 31, 2010, were as follows:

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	June 30, 2010
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥932	368	2	0

	Yen (Millions)
	March 31, 2010
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥740	69	2	0

Advantest maintains non-marketable equity securities, which are recorded at cost.  The carrying amounts of non-marketable equity securities were ¥3,427 million and ¥3,434 million at June 30, 2010 and March 31, 2010, respectively.  For non-marketable equity securities which Advantest identified events or changes in circumstances that might have had significant adverse effect on the fair value of the investments, the fair value approximates the carrying value.  Advantest has not estimated the fair value of other non-marketable equity securities of ¥1,527 million and ¥1,417 million at June 30, 2010 and March 31, 2010, respectively, since it is not practicable to estimate the fair value of the investments.  It is because of the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost.

(5) Derivative Financial Instruments

Derivative
Advantest uses foreign exchange forward contracts and currency options to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade receivables.  However, these contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified in U.S. GAAP.

Foreign exchange contracts generally have terms of several months.  These contracts are used to reduce Advantest’s risk associated with exchange rate fluctuations, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures.  Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Advantest does not, as a matter of policy, enter into derivative transactions for the purpose of speculation.

Advantest had foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro at June 30, 2010 and March 31, 2010. The notional amounts of these contracts at June 30, 2010 and March 31, 2010 were as follows:

	Yen (Millions)
	June 30, 2010	March 31, 2010

Foreign exchange contracts	¥375	3,041

The fair value of derivative instruments not designated as hedging instruments under U.S. GAAP at June 30, 2010 and March 31, 2010 were as follows:

	Yen (Millions)
	June 30, 2010		March 31, 2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Assets
Foreign exchange contracts	Other current assets	¥2	Other current assets	¥0
Liabilities
Foreign exchange contracts	Other current liabilities	¥10	Other current liabilities	¥29

The effect of derivative instruments not designated as hedging instruments under U.S. GAAP on consolidated statements of operations for the three months ended June 30, 2009 and 2010 was as follows:

		Yen (Millions)
		Amount of gain (loss) recognized in income on derivatives
	Location of gain (loss) recognized in income on derivatives	Three months ended June 30, 2009	Three months ended June 30, 2010

Foreign exchange contracts	Other income (expense)	¥138	100

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Concentration of credit risk
Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements.  However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines.  Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations.

Advantest generally does not require or place collateral for these derivative financial instruments.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(6) Fair Value Measurement

Disclosure about the fair value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at June 30, 2010 and March 31, 2010, except for cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable and accrued expenses for which fair value approximate their carrying amounts.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	June 30, 2010		March 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities for which it is practicable to estimate fair value	¥4,172	4,172	¥4,643	4,643
Foreign exchange contracts	2	2	0	0
Financial liabilities:
Foreign exchange contracts	10	10	29	29

The carrying amounts of investment securities for which it is practicable to estimate fair value are included in the consolidated balance sheets under investment securities.  The carrying amounts of foreign exchange contracts are included in other current assets and other current liabilities.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable and accrued expenses:  The carrying amounts approximate fair value because of the short maturity of these instruments.

Available-for-sale securities:  The fair values of available-for-sale equity securities are based on quoted market prices at the reporting date for those investments.  The fair values of available-for-sale debt securities are based on unobservable inputs as the market for the assets was not active at the measurement date.

Foreign exchange contracts:  The fair value of foreign exchange contracts are estimated by obtaining quotes from financial institutions.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Fair Value Hierarchy

US GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Additionally the inputs to valuation techniques used to measure fair value are prioritized into the following three levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 - Observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly.
Level 3 - Unobservable inputs for the asset or liability.

Assets / Liabilities Measured at Fair Value on a Recurring Basis
As of June 30, 2010 and March 31, 2010, carrying amount of financial assets and liabilities that were measured at fair value on a recurring basis by level are as follows:

		Yen (Millions)
		Fair Value Measurements at June 30, 2010
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Available-for-sale equity securities	3,814	3,814	-	-
Available-for-sale debt securities	358	-	-	358
Foreign exchange contracts	2	-	2	-
Total assets measured at fair value	4,174	3,814	2	358
Financial Liabilities
Foreign exchange contracts	10	-	10	-
Total liabilities measured at fair value	10	-	10	-

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

		Yen (Millions)
		Fair Value Measurements at March 31, 2010
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Available-for-sale equity securities	4,232	4,232	-	-
Available-for-sale debt securities	411	-	-	411
Foreign exchange contracts	0	-	0	-
Total assets measured at fair value	4,643	4,232	0	411
Financial Liabilities
Foreign exchange contracts	29	-	29	-
Total liabilities measured at fair value	29	-	29	-

The table does not include assets and liabilities which are measured at historical cost or any basis other than fair value. Advantest’s financial assets and liabilities measured at fair value consist of available-for-sale debt and equity securities and foreign exchange contracts. Adjustments to fair value of available-for-sale debt and equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income (loss) except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

Changes in the Level 3 financial assets and liabilities measured on a recurring basis for the three months ended June 30, 2010 are as follows:

	Yen (Millions)
	June 30, 2010
	Debt Securities	Total

Balance at beginning of period	¥411	411
Other comprehensive income (loss)	(53)	(53)

Balance at end of period	¥358	358

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(7) Income Taxes
As of June 30, 2009, the estimated annual effective tax rate for FY2009 differs from the 40.4 percent statutory income tax rate primarily due to the estimated net increases in valuation allowance for deferred tax assets and the effects of foreign tax rates.
As of June 30, 2010, the estimated annual effective tax rate for FY2010 differs from the 40.5 percent statutory income tax rate primarily due to effects of separate company income tax reporting positions and related impacts of valuation allowance on deferred tax assets, and effects of foreign income tax rates.

(8) Other Comprehensive Income (Loss)

The components of other comprehensive income (loss), net of tax, are as follows:

	Yen (Millions)
	Three months ended June 30, 2009	Three months ended June 30, 2010

Net income (loss)	¥(3,787)	788

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	(578)	(2,493)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) arising during the period	438	(252)
Less reclassification adjustments for net gains (losses) realized in earnings	-	4
Net unrealized gains (losses)	438	(248)
Pension related adjustment	58	70

Total comprehensive income (loss)	¥(3,869)	(1,883)

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(9)  Accrued Pension and Severance Costs

The components of net periodic benefit cost recognized are as follows:

	Yen (Millions)
	Three months ended
	June 30, 2009	June 30, 2010

Service cost	¥328	339
Interest cost	186	181
Expected return on plan assets	(70)	(121)
Amortization of unrecognized:
Net actuarial (gain) or loss	140	122
Prior service (benefit) cost	(44)	(44)

Net periodic benefit cost	¥540	477

(10)  Dividends
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 25, 2010, Advantest paid cash dividends totaling ¥894 million, or ¥5 per share of common stock on June 2, 2010 to stockholders of record on March 31, 2010.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(11) Accrued Warranty Expenses

Advantest’s products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales, and any facts and circumstances that occurred.

Changes in accrued warranty expenses for the three months ended June 30, 2009 and 2010 were summarized as follows:

	Yen (Millions)
	Three months ended
	June 30, 2009	June 30, 2010

Balance at beginning of period	¥2,811	2,802
Addition	508	513
Utilization	(686)	(641)
Translation adjustments	9	(14)

Balance at end of period	¥2,642	2,660

(12) Other income (expense)

Other income (expense) includes exchange gains (losses) of ¥425 million and ¥(307) million for the three months ended June 30, 2009 and 2010, respectively.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(13) Operating Segment and Geographic Information

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products. Advantest’s organizational structure consisted of three reportable operating segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others.  These reportable operating segments are determined based on the nature of the products and the markets. Segment information is prepared on the same basis that Advantest’s management reviews financial information for operational decision making purposes.

Reportable operating segment information for the three months ended June 30, 2009 and 2010 are as follows:

	Yen (Millions)
	Three months ended June 30, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥4,047	1,356	2,210	－	7,613
Inter-segment sales	4	－	－	(4)	－
Net sales	4,051	1,356	2,210	(4)	7,613
Operating income (loss) before stock option compensation expense	(2,822)	(951)	271	(1,013)	(4,515)
Adjustment:
Stock option compensation expense					2
Operating income (loss)					¥(4,517)

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Three months ended June 30, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥15,644	4,025	3,866	－	23,535
Inter-segment sales	124	3	－	(127)	－
Net sales	15,768	4,028	3,866	(127)	23,535
Operating income (loss) before stock option compensation expense	2,085	(18)	684	(938)	1,813
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥1,813

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Supplemental Segment Information

The following information is provided as supplemental information in consideration of the disclosure requirements under the Financial Instruments and Exchange Law of Japan.

(Consolidated Net Sales by Geographical Areas)

Net sales to unaffiliated customers for the three months ended June 30, 2009 are as follows:

Yen (Millions)
Three months ended
June 30, 2009

Japan	¥1,976
Americas	1,138
Europe	1,052
Asia	3,447

Total	¥7,613

(Notes)	1.	Net sales to unaffiliated customers are based on the customer’s location.
2.	Each of the segments includes primarily the following countries or regions:
(1) Americas	U.S.A., Republic of Costa Rica, etc.
(2) Europe	Israel, Germany, etc.
(3) Asia	South Korea, Taiwan, China, etc.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

 (Geographic Segment Information / Based on Location of the Company and its Affiliates)

The following table sets forth the net sales and operating income (loss) for the three months ended June 30, 2009, classified by location of office from which product was shipped.

	Yen (Millions)
	Three months ended June 30, 2009
	Japan	Americas	Europe	Asia	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥3,459	2,400	589	1,165	－	7,613
Inter-segment sales	2,696	802	340	817	(4,655)	－
Net sales	6,155	3,202	929	1,982	(4,655)	7,613
Operating income (loss)	¥(4,442)	182	267	477	(1,001)	(4,517)

(Notes)	1.	Geographical segments are organized by physical proximity of countries or regions.
2.	Each of the geographical segments includes primarily the following countries or regions:
(1) Americas	U.S.A., etc.
(2) Europe	Germany, etc.
(3) Asia	South Korea, Taiwan, Singapore, etc.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(14) Per Share Data
The following table sets forth the computation of basic and diluted net income (loss) per share for the three months ended June 30, 2009 and 2010:

	Yen (Millions) except share and per share data
	Three months ended	Three months ended
	June 30, 2009	June 30, 2010
Numerator:
Net income (loss)	¥(3,787)	788

Denominator:
Basic weighted average shares of common stock outstanding	178,723,064	178,721,418
Dilutive effect of exercise of stock options	－	54,414

Diluted weighted average shares of common stock outstanding	178,723,064	178,775,832

Basic net income (loss) per share	¥(21.19)	4.41
Diluted net income (loss) per share	¥(21.19)	4.41

At June 30, 2009 and 2010, Advantest had outstanding stock options into 3,842,980 and 2,607,000 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.